Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 25, 2012

Targeted Access to the US Treasury Yield Curve Using iPath® ETNs

Expressing a view on the direction of interest rates or on the shape of the yield curve has long been a popular fixed income strategy for investors. iPath® Exchange Traded Notes (ETNs) provide the opportunity to access four different maturities along the US Treasury yield curve, offering “bull” and “bear” exposure for each specific maturity (Figure 1).

Understanding the Exposures

As indicated in Figure 1, each ETN offers exposure to an index in the suite of Barclays US Treasury Futures Targeted Exposure Indices (each, an “index”). It is important to note that each of the Bull ETNs is linked to the positive performance of the respective index, while each of the corresponding Bear ETNs is linked to the inverse performance of same index (i.e., if the index goes up or down, the Bull ETNs are designed to go up or down, respectively, and vice versa for the Bear ETNs).

Figure 1: iPath US Treasury Futures Targeted Exposure ETNs

iPath US Treasury Futures Bull ETNs (Long Index Exposure)

iPath ETN Name	Ticker	Index Name
iPath® US Treasury 2-year Bull ETN	DTUL	Barclays 2Y US Treasury Futures Targeted Exposure IndexTM
iPath® US Treasury 5-year Bull ETN	DFVL	Barclays 5Y US Treasury Futures Targeted Exposure IndexTM
iPath® US Treasury 10-year Bull ETN	DTYL	Barclays 10Y US Treasury Futures Targeted Exposure IndexTM
iPath® US Treasury Long Bond Bull ETN	DLBL	Barclays Long Bond US Treasury Futures Targeted Exposure IndexTM

iPath US Treasury Futures Bear ETNs (Inverse Index Exposure)

iPath ETN Name	Ticker	Index Name
iPath® US Treasury 2-year Bear ETN	DTUS	Barclays 2Y US Treasury Futures Targeted Exposure IndexTM
iPath® US Treasury 5-year Bear ETN	DFVS	Barclays 5Y US Treasury Futures Targeted Exposure IndexTM
iPath® US Treasury 10-year Bear ETN	DTYS	Barclays 10Y US Treasury Futures Targeted Exposure IndexTM
iPath® US Treasury Long Bond Bear ETN	DLBS	Barclays Long Bond US Treasury Futures Targeted Exposure IndexTM

The objective of each of the indices is to capture the returns that are potentially available from an increase or decrease in the applicable US Treasury yields. Each index is designed to provide access to US Treasury note or bond yields via a notional rolling investment in US Treasury futures contracts,1 weighted to achieve a certain fixed sensitivity to changes in yields. US Treasury futures contracts are highly liquid and transparently priced, making them a useful tool for efficiently expressing long or short views with respect to US Treasury yields. The futures contract for each maturity point specifies any one of a basket of US Treasury notes or bonds that are eligible for delivery, ranging in maturity as shown in Figure 2.

Because the change in the price of the futures contract is primarily driven by the change in price of the current cheapest-to-deliver (CTD) note or bond,2 the yield (and maturity point) of the then-current CTD bond is a key component of the potential gains or losses for the indices, and the ETNs. In particular, each index is designed to target, but is not guaranteed to deliver, a sensitivity of one index point change for every one basis point change in the yield of the CTD bond. There is no minimum limit to the level of each index, and each index level could become negative.

An index multiplier3 of $0.10 (for each Bull ETN) or –$0.10 (for each Bear ETN) is applied to each ETN, which provides the investor at maturity or upon redemption a participation rate in the ETN of a $0.10 change for every one point change in the index (which, in turn, is targeted to result from each one basis point change in the yield of the relevant CTD bond) (Figure 3).

For example, each 1% increase in the yield of the CTD 2-Year US Treasury note would generally be expected to result in a 100 point decrease in the Barclays 2Y US Treasury Futures Targeted Exposure Index™ and, before taking into account relevant fees and costs which are applied to the ETNs (as described in the prospectus), a $10 decrease in the value of the iPath® US Treasury 2-year Bull ETN or a $10 increase in the value of the iPath® US Treasury 2-year Bear ETN. Conversely, each 1% decrease in the yield of the CTD 2-Year US Treasury note would generally be expected to result in a 100 point increase in the same index and, before taking into account relevant fees and costs, a $10 increase in the value of the iPath® US Treasury 2-year Bull ETN or a $10 decrease in the value of the iPath® US Treasury 2-year Bear ETN.4

Figure 2: US Treasury Futures Contracts-Range of Maturities Eligible for Delivery

US Treasury Futures Contract	2-Year	5-Year	10-Year	“Long Bond”
Eligible US Treasury Notes or Bonds for Delivery	US Treasury notes maturing in 1 3/4 to 2 years	US Treasury notes maturing in 4 1/6 to 5 1/4 years	US Treasury notes maturing in 6 1/2 to 10 years	US Treasury notes maturing in 15 to 25 years

Please see the section entitled “US Treasury Notes and Futures Contracts” or “US Treasury Bonds and Futures Contracts” in the applicable prospectus for more information regarding the US Treasury futures contracts underlying each index.

[1]	US Treasury futures are contracts for buying or selling US Treasury notes at a fixed price for physical settlement on a future date, and are traded on the Chicago Board of Trade.
[2]

US Treasury futures contracts allow for delivery of any one of a pre-specified basket of eligible bonds. At any point, there is a single bond within the selection of eligible bonds whose price represents the greatest gain (or least loss) to a hypothetical futures investor delivering that bond under the futures contract. The value of the futures contract tends to track changes in the price of this bond closely, though changes in the prices of the other eligible-to-deliver bonds may affect the price of the futures contract as well.

[3]	The effect of the index multiplier is to adjust the rate at which the value of the ETN changes in response to change in the underlying index level.
[4]

These examples are provided for illustrative purposes only and do not reflect the outcome of an investment in the ETNs. Investors should refer to the relevant prospectus for further details on how the ETN value is calculated, as well as other important details and risk factors.

Applications and Benefits

The suite of iPath US Treasury Futures Targeted Exposure ETNs offers investors the opportunity to express their views on US Treasury yields, with potential applications including:

•	Executing tactical views regarding expectations of yield curve changes

•	Implementing a fixed income strategy based on expectations of future economic cycles

•	Implementing a specific hedging strategy to mitigate a portfolio’s sensitivity to yield curve changes

•	Implementing liquid strategies to increase or decrease the duration of a fixed income portfolio

•	Expressing a view on rising or falling yields without having to manage a short position or enter into derivative transactions

•	Accessing a particular fixed income strategy for additional portfolio diversification

For investors who do not have access to futures or the resources to manage potentially costly and time-consuming futures accounts, this suite of iPath ETNs offers a potential solution. The iPath US Treasury Futures Targeted Exposure ETNs give investors the tools to execute their ideas in one convenient trade.

Figure 3: US Treasury Yield Change—Expected Impact on iPath US Treasury Futures Targeted Exposure ETNs

iPath Bull ETNs

CTD Bond	Index Response Target	Expected Change in ETN Value*
Yield increases 1%	Index loses 100 points	ETN loses $10
Yield decreases 1%	Index gains 100 points	ETN gains $10

iPath Bear ETNs

CTD Bond	Index Response Target	Expected Change in ETN Value*
Yield increases 1%	Index gains 100 points	ETN gains $10
Yield decreases 1%	Index loses 100 points	ETN loses $10

*	Before relevant fees and costs as described in the prospectus.

For illustrative purposes only and not indicative of any specific investment outcomes. For a description of additional risks of investing in the ETNs, see “Risk Factors” in the applicable prospectus.

The indices only approximate, and do not guarantee, their objectives in relation to the changes in the yields of the relevant US Treasury notes or bonds. Please refer to the “Risk Factors” section in the applicable prospectus for a summary of risks and other factors that may prevent an index from achieving its objective, or that may negatively affect the performance of the ETNs.

1-877-764-7284 www.iPathETN.com

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

The Underlying U.S. Treasury Note or Bond Yield May Increase, Decrease or Remain Unchanged Over the Term of Your ETNs: The return on your ETNs is linked directly or inversely, as the case may be to the performance of the underlying index, which corresponds directly or inversely, respectively to changes in the underlying U.S. Treasury note or bond yield. Changes in the underlying U.S. Treasury note or bond yield are affected by a number of unpredictable factors, and such factors may cause the underlying U.S. Treasury note or bond yield to increase, decrease or remain unchanged over the term of your ETNs.

There is No Guarantee that the Index Level Will Decrease or Increase by 1.00 Point For Every 0.01% Change in the Level of the Underlying U.S. Treasury Note or Bond Yield: Reasons why this might occur include: market prices for underlying U.S. Treasury note or bond futures contracts may not capture precisely the underlying changes in the U.S. Treasury note or bond yield; the index calculation methodology uses approximation; and the underlying U.S. Treasury note or bond weighting is rebalanced monthly.

Due to the Index Multiplier, Any Changes in the Value of Your ETNs Will Not Occur at the Same Rate as the Corresponding Changes in the Value of the Underlying Index: The ETNs apply an index multiplier, the effect of which is to adjust and invert and, for ETNs inversely linked to the index, invert the rate at which the value of the ETNs changes in response to changes in the underlying index level.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or U.S. Treasury markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Barclays 2Y US Treasury Futures Targeted Exposure IndexTM”, “Barclays 5Y US Treasury Futures Targeted Exposure IndexTM”, “Barclays 10Y US Treasury Futures Targeted Exposure IndexTM” and “Barclays Long Bond US Treasury Futures Targeted Exposure IndexTM” are trademarks of Barclays Bank PLC.

©2011-2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4005_PRD_v01TP_5/12

Not FDIC Insured • No Bank Guarantee • May Lose Value

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